

November 28, 2023

Robert J. Durian
Chief Financial Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

Re: Alliant Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-09894

Dear Robert J. Durian:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. We note you present Utility Electric Margin and Utility Gas Margin as non-GAAP measures and that these measures are reconciled to Operating income. Please revise to reconcile to a fully loaded GAAP gross margin or tell us why you believe operating income is the most directly comparable GAAP measure. See Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation